Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(304)	$5,493	$15,394	$18,327	$21,760
Interest expense, net of amortization of premium/discount	14,390	17,526	20,656	24,449	15,454
Amortization of deferred financing fees	1,215	1,758	2,156	2,089	1,731
Distributed income of equity investees	277	71	45	892	689
Portion of rent expense representative of interest	2,244	2,605	3,027	3,718	4,075
Total earnings	$17,822	$27,453	$41,278	$49,475	$43,709

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$14,390	$17,526	$20,656	$24,449	$15,454
Capitalized interest	3,884	5,038	5,767	5,376	7,207
Amortization of deferred fees	1,215	1,758	2,156	2,089	1,731
Portion of rent expense representative of interest	2,244	2,605	3,027	3,718	4,075
Total fixed charges	$21,733	$26,927	$31,606	$35,632	$28,467

Consolidated ratio of earnings to fixed charges (1)		1.0	1.3	1.4	1.5

(1)	For the year ended December 31, 2012 fixed charges exceeded earnings by $3,911.

(2)
As of December 31, 2013 and 2012, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.